                                                                                                           Exhibit 99.77

Cybin Selects Alcohol Use Disorder Indication for Psychedelic Molecule

CYB003

TORONTO--(BUSINESS WIRE)--April 26, 2021--Cybin Inc. (NEO:CYBN) (OTCQB:CLXPF) ("Cybin" or the "Company"), a biotechnology company focused on progressing psychedelic therapeutics, today announced that it has selected Alcohol Use Disorder ("AUD") as the initial target indication for its proprietary deuterated psychedelic tryptamine, CYB003.

AUD is a chronic relapsing brain disorder characterized by an impaired ability to stop or control alcohol use despite adverse social, occupational, or health consequences.1

Approximately 5.8 percent or 14.4 million adults in the United States ages 18 and older had AUD in 2018. This includes 9.2 million men and 5.3 million women.1 To be diagnosed with AUD, individuals must meet certain criteria outlined in the Diagnostic and Statistical Manual of Mental Disorders ("DSM"). Under DSM–5, the current version of the DSM, anyone meeting any two of the 11 criteria during the same 12-month period receives a diagnosis of AUD. The severity of AUD—mild, moderate, or severe—is based on the number of criteria met.1

"The evidence of increased alcohol use during this ongoing pandemic is startling. For so many individuals and families, Alcohol Use Disorder can be disruptive, even devastating. We are optimistic that CYB003 could have the potential to improve the lives of AUD sufferers and their loved ones by providing a durable respite from alcohol dependence and the potential to overcome this often-crippling disease," stated Doug Drysdale, Chief Executive Officer.

Cybin is confident that its proprietary deuterated CYB003 New Chemical Entity ("NCE") could be an ideal investigational new drug ("IND") candidate for a future AUD clinical trial once further pre-clinical data has been collected. Cybin is targeting an IND filing for CYB003 by the end of calendar 2021.

Cybin's intellectual property-driven strategy focuses on the discovery of NCEs derived from parent molecules with the potential to be faster acting and more commercially viable with an optimized duration of action, utilizing proprietary deuteration processes. As the psychedelic industry continues to evolve with positive studies, Cybin believes that these molecules may have the potential to fill current unmet treatment needs for various psychiatric and neurological conditions.

Alcohol-Related Emergencies and Deaths in the United States2

•The rate of all alcohol-related ED visits increased 47 percent between 2006 and 2014.

•Alcohol contributes to about 18.5 percent of ED visits and 22.1 percent of overdose deaths.

•An estimated 95,000 people in the U.S. (approximately 68,000 men and 27,000 women) die from alcohol-related causes annually, making alcohol the third-leading preventable cause of death in the United States.

•Between 2011 and 2015, the leading causes of alcohol-attributable deaths due to chronic conditions in the United States included alcohol-associated liver disease, heart disease and stroke, liver cirrhosis, digestive tract cancers, liver cancer, breast cancer, and hypertension.

•In 2015, alcohol-impaired driving fatalities accounted for 29.0 percent of all driving fatalities.

•In 2010, alcohol misuse cost the United States $249 billion. Three-quarters of the total cost of alcohol misuse is related to binge drinking.

Global Burden2

•In 2016, 3 million deaths, or 5.3 percent of all global deaths were attributable to alcohol consumption.

•Globally, alcohol misuse was the seventh-leading risk factor for premature death and disability in 2016.

•According to a 2014 World Health Organization ("WHO") report, alcohol misuse was the first-leading risk factor for premature death and disability, among people ages 15 to 49.

•In 2016, 5.3 percent of the burden of disease and injury worldwide (134 million disability-adjusted life-years ["DALYs"]) was attributable to alcohol consumption.

•In 2018, WHO reported that alcohol contributed to more than 200 diseases and injury- related health conditions, ranging from liver diseases, road injuries, and violence, to cancers, cardiovascular diseases, suicides, tuberculosis, and HIV/AIDS.

1https://www.niaaa.nih.gov/alcohols-effects-health/alcohol-use-disorder

2https://www.niaaa.nih.gov/publications/brochures-and-fact-sheets/alcohol-facts-and-statistics

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Forward-looking statements in this news release may include statements regarding enhanced liquidity, the value of additional capital markets exposure, access to institutional and retail investors, the Company's new strategic brand messaging campaign, and psychedelic drug development programs to potentially treat mental health disorders. There are numerous risks and uncertainties that could cause actual results and Cybin's plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Cybin makes no medical, treatment or health benefit claims about Cybin's proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin's performance and operations.

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Contacts

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc. lwilson@insitecony.com

Media Contacts:

John Kanakis

Cybin Inc.

John@cybin.com

Annie Graf

KCSA Strategic Communications agraf@kcsa.com

Faith Pomeroy-Ward

In-Site Communications, Inc.

Faith@insitecony.com